Hollysys Automation Technologies Provides Its Proprietary Conventional

Island Automation and Control Products to Ningde Nuclear Power Station

Beijing, China – September 3, 2009 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its contract signing with China Techenery Co., Ltd. (CTEC), to supply its proprietary conventional island automation and control products to Ningde Nuclear Power Station. CTEC is a 50-50 joint venture by Hollysys Automation Technologies, and China Guangdong Nuclear Power Holding Co., Ltd. (CGNPC). The contract is valued at USD $2.25 million, or RMB ￥15.4 million, which is the first batch of a series of product supply contracts granted to Hollysys for Ningde Nuclear Power Station project.

Hollysys is contracted to supply its proprietary conventional island nuclear automation and control products for #1 and #2 reactors of Ningde Nuclear power station. The Ningde nuclear power station in Fujian province is funded and constructed by a consortium of power corporations led by China Guangdong Nuclear Power Holding Co. The plant is built to have six one-gigawatt (GW) pressurized water reactors using CGNPC’s proprietary CPR-1000 technology, with the total estimated cost at around USD $13 billion, or RMB ￥90 billion.

Dr. Changli Wang, CEO of Hollysys, commented, “It is another testament of Hollsys’ leading position in China’s nuclear automation and control field to supply our automation and control products for the conventional island of Ningde nuclear power station.  We expect to see continuous flow of contracts to supply our proprietary conventional island nuclear automation and control products to the nuclear power stations built by China Guangdong Nuclear Power Holding Co. With our strategic alliance in place with the leading nuclear operator in China, Hollysys will continue to capture its fair share in China’s nuclear build-out in the next decade.”
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Mr. Qian Zhimin, Chairman of CGNPC, also commented, “The nuclear station automation and control system is a pivotal component to nuclear station, as an analogy of brain and nerve system to the human body. We are very pleased that the localization degree for Ningde Nuclear project will achieve a breakthrough for all GW-level nuclear stations in China. The proportion of domestic components for #1 and #2 reactors is expected to account for 75%.”

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September 3, 2009

Another comment from government senior official Mr. Zhang Guobao further validated the milestone achieved in China’s nuclear development through Ningde project. In the equipment procurement signing ceremony held in July, 2009, Mr. Zhang commented, “China Guangdong Nuclear Power Holding Corporation has played an important role in China’s progress of localizing nuclear technology and increasing nuclear electricity generation.” Mr. Zhang is the Deputy Director of China’s National Development and Reform Commission, and also the General Secretary of National Energy Bureau in China.

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

About China Guangdong Nuclear Power Holding Co., Ltd (CGNPC)
China Guangdong Nuclear Power Holding Co., Ltd (CGNPC) is a state-owned nuclear power corporation under Assets Supervision and Administration Commission (SASAC) of the State Council of China. CGNPC was established in 1994 with nuclear power as its core business.  With CGNPC as its core enterprise, China Guangdong Nuclear Power Group (CGNPG) is comprised of more than twenty wholly-owned or controlling subsidiaries.

About China Techenergy Co., Ltd. (CTEC)
China Techenergy Co., Ltd. (CTEC) is a joint venture co-funded by China Guangdong Nuclear Power Holding Co., Ltd. (CGNPC) and Beijing Hollysys Co., Ltd. (Hollysys) in October, 2005. The company is engaged in engineering design of digital Instrument &Control systems, system integration, and technical services for nuclear power plants in China. Since its inception, the company has been dedicated to assimilating cutting-edge technologies from global renowned nuclear players through project cooperation and technical exchanges, and developing its proprietary technologies for the nuclear safety-level control. CTEC employs over 500 people and has over ten years of professional experience in nuclear power I&C systems in all nuclear power plants in China either under construction or already in service.

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Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the impact of the Company’s contract signing on the Company’s business and operations; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.
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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com